SECURITIE!

21004506

SEC Mail Processir

MAY 28 2021

Washington, DC

ANNU

FORM X-17A-5
PART III

OMB Approval	
MB Number:	3235-0123
pires:	October 31, 2023
imated average burden	
rs per response	12.00

SEC FILE NUMBER
8-69173

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **04/01/20** (MM/DD/YY) AND ENDING **03/31/21** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Seedchange Execution Services Inc.**

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

415 Jackson Street, Suite B
(No. and Street)

San Francisco	**California**	**94111**
(City)	(State)	(Zip)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kevin Smith **650-703-3749**
(Area Code – Telephone Number)

RORY BRENNAN
COMM.
SAN MATEO COUNTY

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Robert C. Duncan Accountancy Corporation
(Name – if individual, state last, first, middle name)

3009 Douglas Blvd., Suite 100	**Roseville**	**California**	**95661**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-59(e)(2).*

Oath or Affirmation

I, **Kevin Smith**, affirm that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Seedchange Execution Services Inc.**, as of **March 31, 2021**, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

A notary public or other officer completing this Certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

Kevin Smith
Signature

President
Title

JURAT

State of California
County of San Francisco

Subscribed and sworn to (or affirmed) before me on this 26 day of MAY, 2021, by KEVIN SMITH proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Rory Brennan
Notary Public

(Seal)

RORY BRENNAN
COMM. # 2197996
NOTARY PUBLIC • CALIFORNIA
SAN MATEO COUNTY
My commission expires June 16, 2021

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Borrowings Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3.
- ☐ (i) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (j) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (k) An Oath or Affirmation.
- ☐ (l) A copy of the Securities Investor Protection Corporation (SIPC) Supplemental Report.
- ☐ (m) A report describing any material weakness found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Note: Various exchanges may require an additional letter of attestation

Seedchange Execution Services, Inc.

Statement of Financial Condition Report

March 31, 2021

Filed as **PUBLIC** information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934

3009 Douglas Blvd., Suite 100
Roseville, CA 95661

916.797.7436 Phone
916.797.7436 Facsimile

Contents

Report of Independent Registered Public Accounting Firm

To the Stockholder
Seedchange Execution Services Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Seedchange Execution Services Inc. (the "Company") as of March 31, 2021, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Seedchange Execution Services Inc. as of March 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The Company's Management is responsible for the preparation and fair presentation of these financial statements. This includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error. Our responsibility is to express an opinion on these financial statements based on our audit.

We are a public accounting firm registered with the Public Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to fraud or error. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Our audit included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The information contained in Schedules I (Computation of Net Capital Under SEC Rule 15c3-1), II (Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 (exemption)), and III (Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (exemption)) ("supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. . The information contained in Schedules I, II, and III is the responsibility of Company's management. The Company is exempt from Rule 15c3-3 as supported by footnote 74 to SEC Release 34-70073, and

as discussed in Q & A 8 of the related FAQ issued by SEC staff and consequently Schedules II, and III do not provide the supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the information contained in Schedules I, II, and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

Robert C. Duncan Accountancy Corporation

Robert C. Duncan Accountancy Corporation
Roseville, California
May 26, 2021

Seedchange Execution Services Inc.

Statement of Financial Condition
March 31, 2021

Assets		
Cash and Cash Equivalents	$	212,931
Accounts Receivable		65,180
Prepaid Expenses		66,934
Total Assets	$	345,045
Liabilities and Stockholder's Equity		
Liabilities		
Accounts Payable	$	22,816
Commissions Payable		36,514
Total Liabilities	$	59,330
Stockholder's Equity		
Common Stock	$	1
Additional Paid-in Capital		66,479
Retained Earnings		219,235
Total Stockholder's Equity	$	285,715
Total Liabilities and Stockholder's Equity	$	345,045

The accompanying notes are an integral part of these financial statements.

Seedchange Execution Services Inc.

Notes to Financial Statements

Note 1. Nature of Operations and Significant Accounting Policies

Nature of Operations: Seedchange Execution Services Inc. (the "Company") was incorporated under the laws of the Delaware on the 8th day of May 2012. The Company is owned by its sole stockholder, Seedchange Inc. (the "Parent"). The Company is registered (having registered on September 6, 2013) with the Securities and Exchange Commission ("SEC") in the United States as a broker-dealer in securities and is a member of the Financial Industry Regulatory Authority ("FINRA"). The U.S. dollar is the functional currency of the Company.

Basis of Presentation: The primary purpose of the Company is to engage in the marketing and sale of securities issued by companies and by private investment funds to qualified and accredited investors. The Company receives compensation directly for such marketing and sales efforts to qualified and accredited investors in the form of Placement Agent Fees, Referral Fees, Advisory Fees, Monthly Service Income and Other Income.

Basis of Accounting: The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Customer Contracts: In May 2014, the Financial Accounting Standards Board ("FASS") issued Accounting Standards Update "(ASU") 2014-09, Revenue from Contracts with Customers: Topic 606, to supersede nearly all existing revenue recognition guidance under GAAP. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers: Deferral of the Effective Date, which deferred the effective date for implementation of ASU 2014-09 by one year and is now effective for annual reporting periods beginning after December 15, 2017, with early adoption permitted but not earlier than the original effective date. ASU 2014-09 also requires new qualitative and quantitative disclosures, including disaggregation of revenues and descriptions of performance obligations. The new standard is in effect for fiscal years beginning July l, 2018, and interim periods therein, using the modified retrospective method. The Company has performed an assessment of its revenue contracts as well as worked with industry participants on matters of interpretation and application and has not identified any material changes to the timing or amount of its revenue recognition under ASU 2014-09. The Company's accounting policies did not change materially as a result of applying the principles of revenue recognition from ASU-20 14-09 and are largely consistent with existing guidance and current practices applied by the Company.

Leases: In February 2016, the F ASB issued ASU No. 2016-02, "Leases" (ASC 842). The standard requires lessees to recognize almost all leases on the balance sheet as a Right-of-Use ("ROU") asset and a lease liability and requires leases to be classified as either an operating or a finance type lease. The standard excludes leases of intangible assets or inventory. The standard became effective for the Company beginning December 1, 2018. The Company adopted ASC 842 using the modified retrospective approach, by applying the new standard to all leases existing at the date of initial application. Results and disclosure requirements for reporting periods beginning after January 1, 2019 are presented under ASC 842, while prior period amounts have not been adjusted and continue to be reported in accordance with our historical accounting under ASC 840. The Company elected the package of practical expedients permitted under the standard, which also allowed the Company to carry forward historical lease classifications. The Company also elected the practical expedient related to treating lease and non-lease components as a single lease component for all equipment leases as well as electing a policy exclusion permitting leases with an original lease term of less than one year to be excluded from the ROU assets and lease liabilities.

Under ASC 842, the Company determines if an arrangement is a lease at inception. Right-of-Use assets and liabilities are recognized at commencement date based on the present value of remaining lease payments over the lease term. For this purpose, the Company considers only payments that are fixed and determinable at the time of commencement. As most of the Company's leases do not provide an implicit rate, the Company estimated the incremental borrowing rate in determining the present value of lease payments. The ROU asset also includes any lease payments made prior to commencement and is recorded net of any lease incentives received. The Company lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise such options.

Management has also determined that the adoption of ASC 842 Lease Accounting has had no impact on the Company as the Company does not have any lease of twelve months or more.

Statement of Cash Flows: For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business. In addition, cash and restricted cash consist of "cash" and "cash segregated under federal and other regulations."

Cash and cash equivalents: Cash and cash equivalents include certain highly liquid instruments with original maturities of three months or less at the date of acquisition that are not segregated and deposited for regulatory purposes.

Revenue recognition: Revenues from contracts with customers includes Placement Agent Fees, Referral Fees, Advisory Fees, Monthly Service Income and Other Income. The Company did earn placement agent, referral, and advisory fees from successful services rendered during the year ended March 31, 2021.

Placement Agent Fees: Placement agent fees are earned primarily from providing private placement and marketing advisory services related to securities transactions. Revenue is recognized when earned in conjunction with the terms of a written fee contract or successful private placement.

Referral Fees: Referral fees are earned primarily from providing services with respect to the identification and referral of prospective investors who are Company customers.

Advisory Fees: Advisory fees are earned from providing advisory services on themarketing of company and private fund securities as well as mergers and acquisitions (M&A) and other advisory arrangements with Company customers. Such services may include helping with the development Private Placement Memorandum ("PPM"), developing marketing materials and investor presentations, conducting due diligence and preparing data room materials, communications with referred investor prospects, and advising on the terms of prospective investments.

Monthly Service Income: Monthly Service Income is earned from providing services based on achieving or exceeding certain predefined benchmarks or contractual hurdles over a contractual performance period ('performance measures").

Accounts receivable: Accounts receivable are valued and reported at net realizable value under the direct write-off method. Accounts written off were considered necessary because probable uncollection of accounts was material. As of March 31, 2021, the Company had an allowance for uncollectible accounts of $28,000 and recorded $30,000 as bad debt expense included in other expenses.

Depreciation: The Company currently does not own assets that it would depreciate. Upon acquiring future assets, the Company will depreciate those assets on a straight-line basis using the appropriate estimated useful lives.

Note 2. Related Party Transactions

For a portion of the fiscal year, the Company had an expense sharing agreement with the Parent, whereby the Parent has agreed to provide services to the Company. The Company has no obligation to reimburse or compensate the Parent unless requested by the Parent. To the extent that the Parent has incurred expenses on behalf of the Company, the Company's results of operations and financial position could differ from those that would have been obtained were the entities autonomous.

Note 3. Risk Concentration

For the year ended March 31, 2021, 94.5% of the Fee income was earned from six customers. The Company maintains its cash in banks which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes that the Company is not exposed to any significant credit risk on cash. The Company did not use any derivative or other off-balance sheet financial instruments during the year ended March 31, 2021. The Company did not have relationships with counterparties related to trading and brokerage activities during the year ended March 31, 2021 that would subject the Company to any credit risk based on their non-fulfillment of their obligations.

Note 4. Fair Value

Use of estimates: In preparing financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP), requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value Measurement. FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can assess at the measurement date.

Level 2 Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls

in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Fair Value Measurements. The Company did not have any assets or liabilities that it would measure at fair value on a recurring basis as of March 31, 2021 using the Company's fair value hierarchy for measuring assets and liabilities it would present in a tabular format below. Consequently, the Company does not provide a reconciliation of the beginning and ending balances for assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (level 3) during the year ended March 31, 2021.

Fair Value Option. FASB ASC 825, Financial Instruments, provides a fair value option election that allows entities to irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and liabilities. Changes in fair value are recognized in earnings as they occur for those assets and liabilities for which the election is made. The election is made on an instrument-by-instrument basis at initial recognition of an asset or liability or upon an event that gives rise to a new basis of accounting for that instrument. The fair value option has been elected for certain financial instruments that are not accounted for at fair value under other applicable accounting guidance.

Note 5. Income Taxes

Income taxes: The Company is incorporated under the laws of the United States. The Company's results are included in the consolidated federal income tax return and the combined California franchise tax return for the Parent. The Company records income taxes as if the Company were to file a separate stand-alone tax return for federal and state income tax purposes, and the amount of current tax benefit is either remitted to or received from the parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between hears.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, the tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

The Company recognized net income for the year ended March 31, 2021.

At March 31, 2021 the Company has no material deferred tax assets or liabilities. The Company has $549,944 of state net operating loss available for use in the future. The net operating losses were generated by the Parent and allocated to the Company based on California state tax rules and therefore are not recorded on the financial statements under the separate return method. Income tax expense is included as a capital contribution as tax payments are made by the Parent.

The Company is subject to federal and state examinations by the tax authorities for all years.

Note 6. Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be

made against the Company that have not yet occurred. The Company expects the risk of loss to be remote. Accordingly, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Note 7. Subsequent events

The Company has performed an evaluation of events that have occurred subsequent to March 31, 2021 for potential recognition and/or disclosure through May 25, 2021, the date the financial statements were issued. No significant transactions were noted that would require disclosure in this report as March 31, 2021.

Note 8. Net Capital Requirements

The Company is subject to the SECs Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital equal to or greater than $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid where the resulting net capital ratio would exceed 10 to 1. At March 31, 2021, the Company had net capital of approximately $190,116 which exceeded requirements by approximately $185,116.

The Company operates under the provisions of Rule 15c3-3 of the SEC as supported by footnote 74 to SEC Release 34-70073, and as discussed in Q & A 8 of the related FAQ issued by SEC staff and, accordingly, is exempt from the remaining provisions of the rule. Essentially, the requirements of Rule 15c3-3 provide that a broker/dealer that limits its business activities exclusively to investment advisory and private placements and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception, is exempt.

Independent Auditor's Report on Internal Control

To the Stockholder
Seedchange Execution Services Inc.

In planning and performing our audit of the financial statements of Seedchange Execution Services Inc. (the "Company"), as of and for the year ended March 31, 2021, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17A-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exempt provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SECs above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses and therefore, there can be no assurance that all material weaknesses have been identified. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2021, to meet the SECs objectives.

This report is intended solely for the information and use of the stockholder, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Robert C Duncan Accountancy Corporation

Robert C Duncan Accountancy Corporation
Roseville, California
May 26, 2021